U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number 000-17541
           CUSIP Number 741113 10 4

(Check One): [ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  December 30, 2006
[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant    PRESSTEK, INC.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
    55 Executive Drive
City, State and Zip Code
    Hudson, NH 03051

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K for the year ended December 30, 2006 within the prescribed time for the reasons described below. As a result of a routine inspection of BDO Seidman, LLP, the Company’s former auditors, by the Public Company Accounting Oversight Board (PCAOB), the PCAOB has issued a comment to BDO Seidman disagreeing with the manner in which the Company accounted for certain new product costs in fiscal 2005. The Company has consistently accounted for these costs, totaling approximately $1.0 million over fiscal 2005 and 2006, by capitalizing them as intangible assets, a treatment supported by the Company’s auditors at the time (BDO Seidman, LLP). In addition, the 2006 audit is not yet complete, due in part to the issue raised by the PCAOB. The Company is requesting that the SEC staff not object to its accounting for these product costs, and is delaying the filing of its Annual Report on Form 10-K, for the year ended December 30, 2006, pending receipt of the SEC’s response and completion of the 2006 audit. In the event that the SEC objects to the Company’s accounting for these costs, the Company may be required to restate historical financial statements to reflect alternative accounting.

The Company intends to file its Annual Report on Form 10-K, as soon as practicable following receipt of the SEC’s guidance and subsequent completion of the 2006 audit.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Edward J. Marino   603   595-7000
(Name)  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [ ]

Provided the SEC does not object to the Company’s accounting treatment related to the capitalization of costs as intangible assets, the Company expects to report net income for the year ended December 30, 2006 of approximately $9.7 million, compared with a net income of approximately $6.1 million in the prior year. The estimated $3.6 million increase in net income for the year ended December 30, 2006, compared to the prior year, is primarily attributable to a tax benefit of $10.7 million, resulting from the reversal of its deferred tax valuation allowance, partially offset by losses associated with discontinued operations ($2.9 million) and special charges related to goodwill impairment ($2.6 million) and patent defense litigation costs ($2.3 million).

If the SEC objects to the Company’s accounting treatment, the Company may be required to expense all or a portion of the costs capitalized, which totaled approximately $450,000 in fiscal 2005 and $509,000 in fiscal 2006.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007  By        /s/ Edward J. Marino
            Name: Edward J. Marino
            Title: President and Chief Executive Officer